HOLDING

Hypo Real Estate Holding AG
Group Corporate Office
Martina Peterhofen
Unsoeldstrasse 2
80538 Muenchen
Germany

04 MAR -5 AM 7:21

Rule 12g3-2(b) File No.
82-34748

04010318

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

March 1, 2004

PROCESSED
MAR 05 2004
THOMSON FINANCIAL

SUPPL

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

Dear Sir or Madam:

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Martina Peterhofen
Head of Group Corporate Office

dlo 3/5

Enclosures

(1) March 1, 2004 I:	Press release "Hypo Real Estate Bank International provides Euro 270 million facility for Henderson fund"
(2) March 1, 2004 II:	Press release "Hypo Real Estate Bank International provides structured financing to Doughty Hanson for the acquisition of "Tumba Centrum", Stockholm"
(3) February 27, 2004:	Press release "Hypo Real Estate Capital Corporation, New York, appoints Evan F. Denner as Head of Marketing and Business Development"
(4) February 12, 2004:	Press release "Hypo Real Estate Bank International places bond for €400 million – First issue successfully concluded under new MTN-program"

04 MAR -5 AM 7:21

Rule 12g3-2(b) File No.
82-34748

Press release

Hypo Real Estate Bank International provides Euro 270 million facility for Henderson fund

London/Dublin/Munich, March 1st 2004: Hypo Real Estate Bank International, Dublin, announces today that it has committed to provide a Euro 270 million facility to the Henderson European Outlet Mall Fund. The facility will be provided in two stages: Hypo Real Estate Bank International has initially signed a short term Euro 35 million bridge facility to enable Henderson Global Investors to complete the first acquisitions. This will be followed with a Euro 270 million facility to refinance all the existing debt within the fund.

The financing will be provided by the bank on a pan European basis. Hypo Real Estate Capital Ltd., London, has structured and organised the deal.

Harin Thaker, Chief Executive of Hypo Real Estate Capital Ltd., London, commented: "This is the first major pan-European transaction that the team has carried out post the spin-off from HVB. Organising the deal in this manner has provided Henderson with a consistently high level of service through one point of contact in London but still allowed it to capitalise on the expertise of the bank's local teams." Thaker continued: "Our team has worked closely with Henderson to overcome a range of complex issues and we are delighted that we could, based on the financing capability in the different countries, provide funding for Henderson on a highly complex structured finance product."

Henderson's new, Luxembourg based fund, has been set up to buy a series of outlet villages in Italy, France, Holland and Austria, which were originally developed by McArthurGlen. Henderson and McArthurGlen are co-investors

Hypo Real Estate Group
Press Department
Unsöldstr. 2
80538 Munich

in the Fund. Henderson has appointed McArthurGlenn as property and asset managers for each of the centres for the life of the fund.

End

Notes to Editors:

Hypo Real Estate Bank International, Dublin
Hypo Real Estate Bank International, Dublin, is a member of Hypo Real Estate Group, one of Europe's largest providers of commercial real estate financing. The group consists of the non-operational, listed holding company and three operational business units. Besides Hypo Real Bank International with headquarters in Dublin, these are Württembergische Hypothekenbank AG (WürttHyp) with headquarters in Stuttgart and Hypo Real Estate Bank AG in Germany.

Headed by Harin Thaker, Hypo Real Estate Capital Ltd, London, is responsible for the bank's operations in Great Britain. In the 14 years since its inception the team has built up a portfolio of around £ 8.4 billion - including the time before the spin-off of Hypo Real Estate Group from HVB.

The new bank's business model is cash-flow oriented and transaction controlled. That means that every transaction is considered individually and accepted or rejected on its own merits. There are no fixed rulings on industries, sites or real estate locations. Profitability and risk management take precedence; market share considerations and volume play a subordinate role.

Henderson
Henderson Global Investors is a leading investment manager, providing a wide range of investment products and services to institutions and individuals in Asia, Europe and North America. Henderson manages over Euro 99.7 billion (as at 30 June 2003) in assets and employs more than 800 people around the world.

Henderson has been managing property assets for more than four decades and has over Euro 8.7 billion (as at 30 June 2003) of property under management globally in the form of segregated mandates, pooled funds, both

balanced and sector specialist, for direct property as well as property securities funds.

Press contact:
Oliver Gruß
Fon: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-Mail:oliver.gruss@hyporealestate.com

For further information:
www.hypointernational.com
www.hyporealestate.com.

Rule 12g3-2(b) File No.
82-34748

Press release

Hypo Real Estate Bank International provides structured financing to Doughty Hanson for the acquisition of "Tumba Centrum", Stockholm

- **Financing volume Euro 33 million**
- **First transaction of Hypo Real Estate International with Doughty Hanson in Scandinavia**

Stockholm, Dublin, Munich, March 1st, 2004: The Scandinavian branch of Hypo Real Estate Bank International has financed the purchase of "Tumba Centrum", a municipality owned shopping center in Stockholm, by Doughty Hanson. The total financing volume amounts to €33 million.

"Tumba Centrum" is a typical regional shopping centre within the greater Stockholm area. The rentable space - retail, office and residential - totals around 31.000 sqm. Part of the complex is a medical care centre and a public library.

Constantin Graf Stolberg, Managing Director of Hypo Real Estate Bank International, Stockholm, commented: "This is the first transaction of Hypo Real Estate Bank International with Doughty Hanson in the Nordic region. The Stockholm team is very pleased to conclude this deal with such a well reputed partner. "Stolberg continued: "This transaction is another landmark deal in the area of real estate privatisation in Sweden. Public owners such as the municipality of Botkyrka sell real estate assets to free up financial resources to be reemployed for other projects i.e. new housing developments."

Doughty Hanson & Co is one of Europes largest independent private equity fund managers. With offices across Europe and in the U.S., Doughty Hanson has over 50 investment professionals managing € 5 bn of fund commitments. The companies real estate funds have invested more than two billion Euro in European Real Estate – thereof around € 600 million in Scandinavia.

Hypo Real Estate Group
Presseabteilung
Unsöldstr. 2
80538 München

Doughty Hanson has an established track record in managing and developing regional shopping centres. Previous to "Tumba Centrum" it has invested in "Väsby Centrum" and "Jakobsberg Centrum" both located in the Stockholm region.

Note to the editors

Hypo Real Estate Bank International, Dublin, is a member of Hypo Real Estate Group, one of Europe's largest providers of commercial real estate financing. The group consists of the non-operational, listed holding company and three operational business units. Besides Hypo Real Bank International with headquarters in Dublin, these are: Württembergische Hypothekenbank AG (WürttHyp) with headquarters in Stuttgart and Hypo Real Estate Bank AG, Munich, in Germany. Headed by Constantin Graf Stolberg, the Stockholm branch is responsible for the bank's operations in Scandinavia. In the 3 years since its inception the team has built a portfolio of nearly € 1 billion - including the time before the spin-off of Hypo Real Estate Group from HVB.

The new bank's business model is cash-flow oriented and transaction controlled. That means that every transaction is considered individually and accepted or rejected on its own merits. There are no fixed rulings on industries, sites or real estate locations. Profitability and risk management take precedence; market share considerations and volume play a subordinate role.

Press contact:

Doris Linder
Telephone +49 (0)89 203007 774
E-mail: doris.linder@hyporealestate.com

Oliver Gruß
Telephone: +49 (0)89 203007 781
E-mail: oliver.gruss@hyporealestate.com

Fax: +49 (0)89 203007 772

For further information:
www.hypointernational.com
www.hyporealestate.com.

Rule 12g3-2(b) File No.
82-34748

Press release

Hypo Real Estate Capital Corporation, New York, appoints Evan F. Denner as Head of Marketing and Business Development

New York/Dublin/Munich, February 27th, 2004: Hypo Real Estate Capital Corporation, New York - the US subsidiary of Hypo Real Estate Bank International - is pleased to announce today the appointment of Evan F. Denner (39) as Head of Marketing and Business Development.

In his new position, Denner will be responsible for origination, structuring, underwriting, securitization and new product development of all business for Hypo Real Estate Capital Corporation. He reports directly to Andreas Veith, Chief Executive Officer.

Prior to joining Hypo Real Estate Capital Corporation, Denner spent the last 15 years in the real estate industry in various senior level banker positions. Most recently, at Merrill Lynch, he was responsible for managing the real estate healthcare finance practice. Before joining Merrill Lynch, Denner worked for UBS, Daiwa Securities and Commercial Capital Initiatives (GMACCM).

Andreas Veith commented: “We are very happy that Evan has joined our team. His extensive industry experience and technical expertise will enable us to expand our existing real estate lending platform. I am confident that he will be instrumental in helping our team achieve our business goals”.

Evan Denner added, "I am excited to join Hypo Real Estate Capital Corporation and look forward to the challenge of continuing to build on the successful platform in the Americas”.

Hypo Real Estate Group
Press departrment
Unsöldstr. 2
80538 Munich

Notes to Editors:

Hypo Real Estate Capital Corporation
Hypo Real Estate Capital Corporation, formerly known as HVB Real Estate Capital Corporation, is the US subsidiary of Hypo Real Estate Bank International and the banks headquarter for all real estate lending activities for the Americas. Led by Andreas Veith the US-real estate team has developed an unparalleled success story and is one of the major foreign real estate lenders in the US. Over the last 5 years alone, the company has closed more than US $18 billion worth of commercial real estate loans in the U.S. The team has provided funds for properties such as the Chrysler Building, IBM or Vornado's latest office and residential construction project in New York. Its portfolio extends to other big markets including Boston, Washington, Chicago, Los Angeles and San Francisco.

Dublin based Hypo Real Estate Bank International is part of the Hypo Real Estate Group (HREG). The group is one of Europe's largest providers of commercial real estate finance. The corporate group consists of the non-operational, listed holding company, Hypo Real Estate Holding AG headquartered in Munich, and three operating units: besides Hypo Real Estate Bank International, these are Württembergische Hypothekenbank AG (WürttHyp) headquartered in Stuttgart, and Munich-based Hypo Real Estate Bank AG, Germany. The new bank's business model is cash-flow oriented and transaction controlled. That means that every transaction is considered individually and accepted or rejected on its own merits. There are no fixed rulings on industries, sites or real estate locations. Profitability and risk management take precedence; market share considerations and volume play a subordinate role.

For further information:
www.hyporealestate.com
www.hypointernational.com.

Press contact:
Oliver Gruss
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Rule 12g3-2(b) File No.
82-34748

Press release

Hypo Real Estate Bank International places bond for €400 million – First issue successfully concluded under new MTN-program

Munich/Dublin, Feb. 12, 2004: Hypo Real Estate Bank International, Dublin, has issued its first bond. The bond has a volume of € 400 million, a maturity of three years and carries a floating interest rate. The bond is listed on the stock exchange in Dublin. It was oversubscribed and placed with institutional investors throughout Europe. Along with Morgan Stanley as syndicate lead manager, Deutsche Bank, DZ Bank, JP Morgan and Citigroup were involved in this placement as co-lead managers together with a selling group consisting of BBVA (Banco Bilbao Vizcaya Argentaria SA), Natexis Banque, BCP (Banco Comercial Portuges SA) and Nordea.

The bond is the bank's first issue under the new Medium Term Note Program ("MTN-program"). The MTN-program which provides the framework for issuing the bank's bonds has a volume of 10 billion euros. The arranger in the debt issue program is Morgan Stanley. Eleven other institutions will market future issues in addition to Morgan Stanley. This will be the first time an Irish Issuer can also issue registered notes (which are comparable to bonds).

Hypo Real Estate Bank International, Dublin
Hypo Real Estate Bank International in Dublin is part of the Hypo Real Estate Group (HREG). The group is one of Europe's largest providers of commercial real estate finance. The corporate group consists of the non-operational, listed holding company, Hypo Real Estate Holding AG headquartered in Munich, and three operating units: besides Hypo Real Estate Bank International, these are Württembergische Hypothekenbank AG (WürttHyp) headquartered in Stuttgart, and Munich-based Hypo Real Estate Bank AG, Germany.

Press contact:
Oliver Gruß
Telephone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail: oliver.gruss@hyporealestate.com

Hypo Real Estate Group
Presseabteilung
Unsöldstr. 2
80538 München